Exhibit 1

FOR IMMEDIATE RELEASE	24 October, 2013

| Third Quarter Trading Update

■	Third quarter reported revenues up 7.4% at £2.680 billion
■	Third quarter like-for-like revenue growth accelerates to 5.0%
■	Nine months reported revenues up 7.2% at £8.007 billion
■	Nine months like-for-like revenues up 3.3%, ahead of consensus
■	Nine months operating margin up 0.5 margin points and targeted to be up same for full year
■	Constant currency net debt at 30 September 2013 down by £766 million on same date in 2012
■	Net new business of £4.935 billion in first nine months giving leadership in all new business league tables

  Revenue analysis

£ million	2013	Δ reported	Δ constant[1]	Δ LFL[2]	acquisitions	2012
First half	5,327	7.1%	5.5%	2.4%	3.1%	4,972
Third quarter	2,680	7.4%	6.4%	5.0%	1.4%	2,496
First nine months	8,007	7.2%	5.8%	3.3%	2.5%	7,468

Quarter 3 and first nine months highlights

■

Revenue growth of 7.4%, with like-for-like growth of 5.0%, 1.4% from acquisitions and 1.0% from currency. Q3 significant acceleration over Q2 and first half, partly the result of easier comparatives with a strange September for the industry as a whole last year (which seems to have been forgotten), but also due to particularly strong growth in July and September and in North America, the UK and Latin America and functionally in advertising and media investment management, data investment management and healthcare communications

■

Constant currency and strong like-for-like growth achieved in all regions and business sectors, except public relations and public affairs, maintaining strong growth geographically in the UK, Asia Pacific, Latin America and Africa and functionally in advertising and media investment management and branding and identity, healthcare and specialist communications (including direct, digital and interactive), with significant improvement in data investment management in the quarter

■	Operating profits and operating margins in the first nine months in line with target (including operating margin improvement of 0.5 margin points) and budget and ahead of last year
■

Average net debt for the first nine months decreased by £61m (2%) to £3.080 billion compared to last year, at 2013 constant rates, continuing to reflect an improvement in working capital and also the benefit of converting £416 million of the £450 million Convertible Bond, offsetting heavier acquisition spending last year

■

Net new business of $3.716 billion in the third quarter, compared to $1.415 billion in the third quarter last year and $7.896 billion in the first nine months, compared to $5.375 billion in the same period last year, again ranking first in all net new business tables

1 Percentage change at constant currency exchange rates

2 Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals

Current trading and outlook

■

FY 2013 quarter 3 preliminary revised forecast | Quarter 3 preliminary revised forecast, which has not been reviewed as yet, shows full year like-for-like growth of over 3%, similar to the quarter 2 revised forecast. Like-for-like growth in all regions and business sectors, including public relations and public affairs in quarter 4, with improving trend in the USA and the faster growing markets of Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe, offset by some slower growth rates in the UK and Western Continental Europe. Headline operating margin target remains 15.3%, up 0.5 margin points from last year

■

Continuing dual focus in 2013 | 1. Increased emphasis on balancing revenue growth with headcount and staff cost increases to achieve target operating margin in 2013; 2. Ensuring headcount and staff costs run rates are in line with anticipated revenue growth for 2014

■

Long-term targets reaffirmed | Above industry revenue growth due to geographically superior positions in new markets and functional positions in new media and data investment management, including data analytics and the application of new technology; improvement in staff cost/revenue ratio of 0.3-0.6 points p.a. depending on revenue and gross margin growth; operating margin expansion of 0.5 margin points or more; and PBIT growth of 10%-15% p.a. from margin expansion and from increased emphasis on strategically targeted small and medium-sized acquisitions to achieve the recently raised fast growth market and new media sector targets as a percentage of total revenues to 40-45%

Review of quarter three and first nine months

Revenues

As shown in the table below, in the third quarter of 2013, reported revenues were up 7.4% at £2.680 billion. Revenues in constant currency were up 6.4%, reflecting third quarter weakness of the pound sterling against the US dollar and the euro. On a like-for-like basis, excluding the impact of acquisitions and currency fluctuations, revenues were up 5.0%. Like-for-like revenue growth in the third quarter showed increasing momentum and a significant increase over the second quarter and first half growth rates across all geographies and business sectors, particularly in July and September and in North America and Continental Europe as a whole. Functionally, as in 2012 and the first half of 2013, advertising and media investment management showed the strongest like-for-like growth, with branding and identity, healthcare and specialist communications (including direct, digital and interactive) well above the average for the quarter. There was a significant improvement in the rate of growth in the Group’s data investment management businesses in the third quarter, especially in North America and Africa and the Middle East. Public relations and public affairs remain relatively weaker, but improved over the first half.

In the first nine months, reported revenues were up 7.2% at £8.007 billion. Revenues in constant currency were up 5.8%, reflecting the weakness of the pound sterling against the euro, the US dollar and certain BRIC and Next 11 currencies. On a like-for-like basis, excluding the impact of acquisitions and currency fluctuations, revenues were up 3.3% compared with the same period last year.

A preliminary look at our quarter three revised forecasts indicates full year revenue growth similar to the quarter two revised forecasts of over 3.0%, with quarter four showing similar growth to the first nine months. North America, Asia Pacific, Latin America and Africa and the

Middle East remain strong, with Western Continental Europe weaker. All business sectors, except advertising and media investment management, show stronger like-for-like growth in the final quarter than the first nine months, with advertising and media investment management slightly lower.

Regional review

The pattern of revenue growth differed regionally. The tables below give details of revenue and revenue growth by region for the third quarter and first nine months of 2013, as well as the proportion of Group revenues by region;

Revenue analysis – Third Quarter

£ million	2013	Δ	reported	Δ	constant[3]	Δ	LFL[4]	% group	2012	% group
N. America	948		7.2%		5.5%		4.6%	35.4%	885	35.4%
United Kingdom	352		13.2%		13.2%		8.1%	13.1%	311	12.5%
W. Cont Europe	589		9.6%		2.7%		2.6%	22.0%	537	21.5%
AP, LA, AME, CEE[5]	791		3.6%		7.3%		5.8%	29.5%	763	30.6%
Total Group	2,680		7.4%		6.4%		5.0%	100.0%	2,496	100.0%

Revenue analysis – First Nine Months

£ million	2013	Δ	reported	Δ	constant[3]	Δ	LFL[4]	% group	2012	% group
N. America	2,788		5.9%		3.8%		2.0%	34.8%	2,633	35.3%
United Kingdom	1,021		13.1%		13.1%		5.8%	12.7%	902	12.1%
W. Cont Europe	1,847		7.2%		2.4%		0.1%	23.1%	1,724	23.0%
AP, LA, AME, CEE[5]	2,351		6.4%		7.8%		6.2%	29.4%	2,209	29.6%
Total Group	8,007		7.2%		5.8%		3.3%	100.0%	7,468	100.0%

North America, with constant currency growth of 5.5% and like-for-like growth of 4.6% in the third quarter, was up significantly compared with quarter two and the first half, with advertising and media investment management, data investment management, and the Group’s healthcare and specialist communications businesses particularly strong.

The United Kingdom, with constant currency growth of 13.2%, was up 8.1% like-for-like in the third quarter, well ahead of the previous quarter and the forecast, with double digit growth in the Group’s advertising and media investment management, direct, digital and interactive and branding and identity businesses.

Western Continental Europe, although still generally very challenged from a macro-economic point of view, was also much stronger than the first half with like-for-like revenues up 2.6% in the third quarter, compared with -0.8% and -1.2% in the first two quarters. Germany, Italy, the Netherlands, Turkey and Austria grew faster than the Group average, but France, Spain, Belgium, Switzerland and Ireland were lower.

[3]	Percentage change at constant currency exchange rates
[4]	Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals
[5]	Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe

In Asia Pacific, Latin America, Africa & the Middle East and Central and Eastern Europe, revenue growth remained strong and similar to the first half, with constant currency revenues up 7.3% and like-for-like revenues up 5.8%, principally driven by Latin America, Central and Eastern Europe, Africa and the BRICs6 and Next 117 parts of Asia Pacific and the CIVETS8 and the MIST9. Central and Eastern Europe improved significantly compared with the first half, with like-for-like growth over 7.0% in the third quarter.

Latin America continued the strong growth seen in the first half, with constant currency revenues up almost 9.0% and like-for-like revenues up almost 7.0%. The Middle East slipped back compared with the second quarter, with like-for-like growth of just over 1.0%. In Central and Eastern Europe, like-for-like revenues were up over 7.0%, with Russia, Poland, the Czech Republic, Romania, and the Slovak Republic up strongly but, Hungary and the smaller markets of Latvia, Croatia and Serbia more difficult. Growth in the BRICs slowed in the third quarter, in line with macro-economic conditions, with like-for-like revenues up over 5.0%, although Russia and India performed relatively strongly, and with the Next 11 and CIVETS up over 10.0% and over 17.0% respectively on the same basis. The MIST was up almost 10.0%.

In the first nine months of 2013, 29.4% of the Group’s revenues came from Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe, similar to the first half and the same period last year and against the Group’s recently revised strategic objective of 40%-45% over the next five years. Due to the weakness of the majority of the fast growth market currencies, the proportion for the first nine months is around 30.0% in constant currencies. As usual, the fast growth markets are expected to outperform the slower growth mature markets in the final quarter of the year.

Business sector review

The pattern of revenue growth also varied by communications services sector and operating brand. The tables below give details of revenue, revenue growth by communications services sector for the third quarter and first nine months of 2013, as well as the proportion of Group revenues by those sectors;

Revenue analysis – Third Quarter

£ million	2013	Δ reported	Δ constant[10]	Δ LFL[11]	% group	2012	% group
AMIM[12]	1,087	8.8%	8.2%	6.6%	40.6%	999	40.0%
Data Inv. Mgt.	617	4.4%	3.2%	3.6%	23.0%	591	23.7%
PR & PA13	229	0.7%	-0.6%	-0.9%	8.5%	227	9.1%
BI, HC & SC14	747	10.1%	8.9%	5.7%	27.9%	679	27.2%
Total Group	2,680	7.4%	6.4%	5.0%	100.0%	2,496	100.0%

[6]	Brazil, Russia, India and Mainland China (accounting for over $1.72 billion revenues, including associates, in the first nine months)
[7]	Bangladesh, Egypt, Indonesia, South Korea, Mexico, Nigeria, Pakistan, Philippines, Vietnam and Turkey - the Group has no operations in Iran, (accounting for almost $588 million revenues, including associates, in the first nine months)
[8]	Colombia, Indonesia, Vietnam, Egypt, Turkey and South Africa (accounting for over $673 million revenues, including associates, in the first nine months)
[9]	Mexico, Indonesia, South Korea and Turkey, (accounting for over $445 million revenues, including associates, in the first nine months)
[10]	Percentage change at constant currency exchange rates
[11]	Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals
[12]	Advertising, Media Investment Management
[13]	Public Relations & Public Affairs
[14]	Branding and Identity, Healthcare and Specialist Communications (including direct, digital and interactive)

Revenue analysis – First Nine Months

£ million	2013	Δ reported	Δ constant[10]	Δ LFL[11]	% group	2012	% group
AMIM[12]	3,279	7.7%	6.5%	5.1%	40.9%	3,043	40.7%
Data Inv. Mgt.	1,855	4.1%	2.6%	1.8%	23.2%	1,783	23.9%
PR & PA13	687	0.1%	-1.7%	-2.7%	8.6%	686	9.2%
BI, HC & SC14	2,186	11.7%	10.3%	3.8%	27.3%	1,956	26.2%
Total Group	8,007	7.2%	5.8%	3.3%	100.0%	7,468	100.0%

In the first nine months of 2013, almost 35.0% of the Group’s revenues came from direct, digital and interactive, up almost 300 basis points from the previous year. Digital revenues across the Group were up strongly, over 8.0% like-for-like.

Advertising and Media Investment Management

In constant currencies, advertising and media investment management revenues grew by 8.2% in the third quarter, with like-for-like growth of 6.6%, still the strongest performing sector and significantly stronger than the first half. Advertising grew well in North America, the United Kingdom, Asia Pacific and Africa with media investment management showing particularly strong like-for-like growth in all regions except North America.

The Group gained a total of £2.323 billion ($3.716 billion) in net new business billings (including all losses) in the third quarter, compared to £884 million ($1.415 billion) in the same period last year. Of this, Ogilvy & Mather, JWT, Y&R, Grey and United generated net new business billings of £1.063 billion ($1.701 billion). Also, out of the Group total, GroupM, the Group’s media investment management company, which includes Mindshare, MEC, MediaCom, Maxus, GroupM Search and Xaxis, together with tenthavenue, generated net new business billings of £1.113 billion ($1.781 billion). As in the first half the Group ranks first in all net new business tables. Net new business billings won in the first nine months of 2013 were £4.935 billion ($7.896 billion) compared with £3.359 billion ($5.375 billion) in the same period last year.

Data Investment Management

On a constant currency basis, data investment management revenues grew 3.2%, with like-for-like revenues up 3.6%, a significant improvement over the first half. Even more significantly, gross margin was up 4.2% like-for-like, a reversal of the trend seen during 2012. North America, Asia Pacific and Africa and the Middle East grew well above the average, with the United Kingdom, Western Continental Europe and Latin America more challenging. There seems to be a growing recognition of the value of “real” data businesses, rather than those that depend on third party data.

Public Relations and Public Affairs

In constant currencies, public relations and public affairs revenues were down 0.6% and down 0.9% like-for-like, less worse than seen in the first two quarters, with North America, Western Continental Europe and Asia Pacific showing marked improvement over the second quarter. Based on our preliminary quarter 3 revised forecasts, the final quarter of the year shows a return to like-for-like growth.

Branding and Identity, Healthcare and Specialist Communications

At the Group’s branding & identity, healthcare and specialist communications businesses (including direct, digital and interactive) constant currency revenues grew strongly at 8.9%, with like-for-like growth of 5.7%. The Group’s direct, digital and interactive, branding and identity and specialist communications businesses all improved over the second quarter.

Operating profitability

In the first nine months profits and operating margins were in line with budget and target and ahead of last year. Severance costs in the first nine months were down compared to the same period of 2012, but were more than offset by additional incentive costs.

We are in the process of reviewing our quarter three revised forecasts, but early indications are that revenues in the final quarter of the year will grow at a similar rate to the first nine months, with an improvement in Asia Pacific, offset by a slower growth rate in the United Kingdom and Western Continental Europe. Functionally, all business sectors, except public relations and public affairs, are forecast to grow at a similar rate to the first nine months.

The number of people in the Group, on a proforma basis, excluding associates, was down 0.1% to 117,852 at 30 September 2013, as compared to 30 September 2012, against an increase in revenues on the same basis of 3.0%. Similarly, the average number of people in the Group in the first nine months of this year was down 0.2% to 116,529, compared to 116,800 for the same period last year. Since the beginning of this year, the number of people in the Group on a proforma basis has increased by 1.0% from 116,657 to 117,852, a lower figure than budget, reflecting continued caution by the Group’s operating companies in hiring.

Balance sheet highlights

The Group continues to implement its strategy of using free cash flow to enhance share owner value through a combination of capital expenditure, acquisitions, dividends and share repurchases. In the twelve months to 30 September 2013, the Group’s free cash flow was £1.5 billion. Over the same period, the Group’s capital expenditure, acquisitions, share repurchases and dividends were £1.1 billion. The net cash generated has been reflected in the improvement in the Group’s net debt position as at 30 September, 2013.

The Group’s strong cash flow continues to support the recent decision by the Board to target an increase in the dividend pay-out ratio to 45% over the next two years. The interim dividend was increased by 20% in the first half, giving a pay-out ratio of 37% versus 34% for the same period in 2012. In the first nine months of 2013, 12.6 million shares, or 1.0% of the issued share capital, were purchased at a cost of £134 million and an average price of £10.58 per share.

Average net debt in the first nine months of 2013 was £3.080 billion, compared to £3.141 billion in 2012, at 2013 exchange rates. This represents a decrease of £61 million, continuing to reflect an improvement in working capital and also the benefit of the redemption of £416 million of the £450 million Convertible Bond in the first nine months. Net debt at 30 September 2013 was £2.810 billion, compared to £3.576 billion in 2012 (at 2013 exchange rates), a decrease of £766 million, reflecting an improvement in working capital in the first nine months and the redemption of £416 million of the £450 million Convertible Bond in the first nine months, offset by heavier acquisition investments last year. The net debt figure of £2.810 billion at 30 September, compares with a current market capitalisation of approximately £17.6 billion ($28.4 billion), giving an enterprise value of £20.4 billion ($32.9 billion).

Acquisitions

In line with the Group’s strategic focus on new markets, new media, data investment management and horizontality, the Group completed 45 transactions in the first nine months; 29 acquisitions and investments were classified in new markets (of which 23 were in new media), 14 in data investment management, including data analytics and the application of technology, with the balance of 2 driven by individual client or agency needs.

Specifically, in the first nine months of 2013, acquisitions and increased equity stakes have been completed in advertising and media investment management in Canada, Colombia, China, Hong Kong, Indonesia, Myanmar, Philippines and Thailand; in data investment management in the United States, Brazil and Myanmar; in public relations and public affairs in the United States, China and Hong Kong; in direct, digital and interactive in the United States, the United Kingdom, France, South Africa, Turkey, Argentina, Brazil, Colombia, Uruguay and Australia. One further acquisition was made during October in direct, digital and interactive in China.

There appears to be some evidence that excessive, competitive acquisition pricing together with lower standards for compliance, are resulting in slower growth rates for competitors with several acquired companies in Brazil, India and China.

Outlook

Macroeconomic and industry context

Third quarter like-for-like revenue growth showed a marked increase over the first and second quarters of the year, particularly in the months of July and September, which in the latter case is partly as a result of easier comparatives, following a strange September for the industry last year. To coin a phrase, what we lost on the swings of the fast growth markets, e.g. BRICs, was more than compensated by what we gained on the roundabouts of the slow growth mature markets of the United States and Western Continental Europe. Provisional forecasts for the fourth quarter show a rate of growth similar to the first nine months.

Concerns over three of the four “grey swans” have certainly lessened recently. Eurozone worries, fears of hard landings in the BRICs and the negative impact of various Middle-Eastern issues have generally lightened. Although it is too soon to say with certainty, the recent United States Government shutdown seems to have had limited economic impact and, in any event, far less than the sequester had in the first half of 2013. But, the recent failure to resolve the US deficit and potential default issues on a long-term basis, continue to make clients reluctant to take further risks, despite record profitability and stronger balance sheets. Kicking the can down the road yet again is no solution. Clients remain focused on a strategy of adding capacity and brand building in both fast growth geographic markets and functional markets like media and digital, whilst containing or reducing capacity in the slow growth markets, like Western Continental Europe and traditionally-produced newspapers and magazines. Free-to-air television is also coming under some pressure, initially in the United States as audience ratings fall, particularly amongst younger age groups. This change in media consumption habits is being driven by alternative screen consumption on tablets and smart phones (and exacerbated, perhaps, by inadequate measurement) and by alternative distribution channels through the internet.

Concerns are also starting to build about what may happen to financial and real markets when loose monetary policy, quantitative easing, for example, in the USA, UK and Japan is reversed and interest rates start to rise, as they must do at some point in time, although recent pronouncements from Mark Carney, Governor of the Bank of England, may keep interest rates at their current levels in the United Kingdom for three or four more years. The crucial question seems to be the speed at which quantitative easing will be withdrawn. All in all, there are enough uncertainties for clients to remain cautious and the focus remains, perhaps unwisely, on cost reduction, rather than revenue stimulation and on liquidity, which explains the recent unrealistic requests for extended payment terms, although these have receded slightly. Procurement and finance have become increasingly powerful in corporate structures, encouraging some competitors to respond with predatory pricing policies and media guarantees in an attempt to build market share and, as a result, sacrificing margin. Paradoxically, any concerns about inflation in both the United States and United Kingdom may give our clients and ourselves a little more pricing power wiggle room and a renewed focus on top-line growth.

The overall pattern of 2013 looks similar to 2012 and equally demanding, perhaps with slightly increased client confidence more than balancing the lack of maxi- or mini-quadrennial events. Forecasts of worldwide real GDP growth still hover around 3%, with inflation of 2% giving nominal GDP growth of 5%. Advertising as a proportion of GDP should at least remain constant overall (with fast growth markets compensating for any prolonged weakness in slow growth markets), although it is still at relatively depressed historical levels, particularly in mature markets, post-Lehman and advertising should, as a result, grow at least at a similar rate to nominal GDP. The three maxi-quadrennial events of 2012, the UEFA Football Championships in Central and Eastern Europe, the Summer Olympics and Paralympics in London and last, but not least, the US Presidential Elections in November did underpin industry growth but not, perhaps, as much as was thought, with client money being switched from existing budgets, particularly in the cases of the UEFA Championships and Olympics. Both consumers and corporates are likely to remain cautious and risk averse, but corporates should continue to invest in capacity and brands in fast growth markets, and in slow growth markets invest in brands to maintain market share, as they squeeze capacity.

2014 looks a better prospect, however, with the World Cup in Brazil, the Winter Olympics in Sochi and, would you believe, another United States election - the mid-term Congressionals. The first two events will continue to reposition Brazil and Latin America and Russia and Central and Eastern Europe in the World’s mind, just like the Beijing Olympics did for China and Asia and the World Cup did for South Africa and the Continent of Africa - and, possibly, London 2012 did for the UK. Goldman Sachs forecasts of worldwide real GDP growth for 2014 are now 3.6%, with a faster rate of inflation giving nominal forecasts of 5.8% and the latest Business Council forecasts developed by Gail Fosler, released at the Menlo Park meeting last week, similarly targeted 3% real global GDP growth and 5.0% nominal for 2014. If advertising remains at the same percentage of GDP, which looks at least likely, the prospects for the communications services industry are set fair, as these forecasts suggest. The only correction that, therefore, needs to be made to approximate an advertising and marketing services industry growth rate, is for any differences between GDP country or regional weightings in any group’s geographical pattern. In our case, we estimate this as being a downward correction of around 100 to 150 basis points or so, bringing their 2014 nominal GDP growth forecast of 5.0% to 5.8% down to a range of 3.5% to 4.8% for us. We are currently developing our rolling three year plans for 2014 to 2016 and will be commencing our 2014 budget process in November.

Financial targets

For 2013, reflecting the first nine months revenue growth and quarter 3 (unreviewed) revised forecasts, which both indicate:

■	Like-for-like revenue and gross margin growth of over 3.0%

■	Target operating margin improvement of 0.5 margin points in line with full year margin target

For the remainder of 2013, our prime focus will be on meeting our margin objectives by balancing revenue growth and operating costs and by increasing our cost flexibility. In addition to managing absolute levels of cost, the initiatives taken by the parent company in the areas of human resources, property, procurement, information technology and practice development continue to improve the flexibility of the Group’s cost base. Flexible staff costs (incentives, freelancers and consultants) have returned to historical highs of around 7% of revenues in a full year and continue to position the Group well for the balance of 2013 and 2014.

At the same time, we still intend to grow faster than the industry average, but without sacrificing operating margin or operating margin expansion. Following our growth by acquisition, there are also significant back-office finance systems and infrastructure economies to be gained through process simplification, off-shoring and outsourcing, which should add over one margin point in achieving the targeted operating margins over the next five years and improve working capital. The Group continues to also improve co-operation and co-ordination among its operating companies in order to add value to our clients’ businesses and our people’s careers, an objective which has been specifically built into short-term incentive plans. “Horizontality” has been accelerated by the appointment of client leaders for around 40 global clients, accounting for well over one third of rolling twelve months revenues of around $17 billion, and country managers in twelve test markets and regions. The focus continues on the “horizontal practice areas” of media investment management, healthcare, sustainability, government, new technologies, new markets, retailing, shopper marketing, internal communications, financial services and media and entertainment. The Group continues to lead the industry, in co-ordinating talent geographically and functionally through parent company initiatives and winning Group pitches. The continued success of this approach has been further demonstrated by the winning of many major “Team” assignments in the last few months, which also had a significant positive effect on our performance in the net new business tables.

In the future, our business is structurally well positioned to compete successfully and to deliver on our long-term targets:

■	Revenue growth greater than the industry average

■	Annual improvement in the staff cost/revenue or gross margin ratio of 0.3 to 0.6 points

■	Annual PBIT growth of 10% to 15% p.a. delivering margin expansion of 0.5 margin points or more

For further information:

Sir Martin Sorrell	}
Paul Richardson	}
Chris Sweetland	}	+44 20 7408 2204
Feona McEwan	}
Chris Wade	}

Kevin McCormack	}
Fran Butera	}	+1 212 632 2235

www.wppinvestor.com

This announcement has been filed at the Company Announcements Office of the London Stock Exchange and is being distributed to all owners of Ordinary shares and American Depository Receipts. Copies are available to the public at the Company’s registered office.

The following cautionary statement is included for safe harbour purposes in connection with the Private Securities Litigation Reform Act of 1995 introduced in the United States of America. This announcement may contain forward-looking statements within the meaning of the US federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the Company’s independent auditors. For further information on factors which could impact the Company and the statements contained herein, please refer to public filings by the Company with the Securities and Exchange Commission. The statements in this announcement should be considered in light of these risks and uncertainties.